Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CenturyLink, Inc.

We consent to the use of our reports dated February 24, 2016 with respect to the consolidated balance sheets of CenturyLink, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated by reference herein and to the reference to our firm under the headings “Experts” and “Selected Historical Financial Data of CenturyLink” in the joint proxy statement/prospectus.

Our report on the consolidated financial statements dated February 24, 2016 refers to a change in accounting for debt issuance costs and accounting for deferred income taxes.

/s/ KPMG LLP

KPMG LLP

Shreveport, Louisiana

January 17, 2017